Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT ON TRANSACTION BETWEEN RELATED PARTIES

Itaú Unibanco Holding S.A. (“Company” or “Itaú Unibanco”), in compliance with the provision in Article 30, XXXIII, of CVM Instruction No. 480, of December 9, 2009, as amended (“CVM Instruction 480”), announces to its stockholders and the market in general the following transaction between related parties:

Parties	Itaú Unibanco, through its subsidiaries, and Associação Cubo Coworking Itaú (“Cubo”).
Relationship with the Company	Cubo is deemed as a related party of Itaú Unibanco, as the companies controlled by the Company are associated to Cubo, is substantially maintained by the Itaú Unibanco Conglomerate through sponsorships and has a director in common with Itaú Unibanco.
Subject matter and main terms and conditions

The subject matter is a non-incentivized sponsorship to Cubo in the amount of R$ 11.7 million, which, added to the sponsorships related to this entity since 2015, under the terms of Attachment 30 – XXXIII, of CVM Instruction No. CVM 480/09, reaches the amount of R$ 51.05 million.

Cubo is a non-profit association, the purpose of which is to encourage and promote the development of innovative technologies, solutions and business models, and to attract and gather new information technology talents so as to contribute to the development of ecosystems for entrepreneurship and startups.

Cubo is funded by sponsorships, events held in its facilities and coworking space made available for startups and companies.

These sponsorships aim at fostering Cubo’s objectives and activities.

The sponsorships granted through Itaú Unibanco’s subsidiaries were analyzed and approved by the Donations and Sponsorships Committee subject to its internal governance, under the terms of the Transactions with Related Parties’ Policy, Integrity and Ethics Corporate Policy and the Sponsorships Policy.

Additionally, these sponsorships were analyzed and approved by the Company’s Related Parties Committee, composed entirely of independent members of the Board of Directors.

Date of the Transaction	The sponsorships that are the subject matter of this Announcement on Transaction Between Related Parties were granted between July 2015 and July 16, 2018.

Detailed justification of the reasons why the Company’s management considers that the transaction was conducted under commutative conditions or provides for proper compensation

The sponsorships to Cubo bring about the following counterparts to Itaú Unibanco:

- Development of projects and connection of the Company with startups and other agents of the entrepreneurship ecosystem;

- Access to Cubo’s data/intelligence platforms;

- Use of space for Itaú Unibanco’s events; and

- Exposure return of the Itaú Unibanco brand in the media and press.

Any participation of the counterparty, its partners or managers in the Company’s decision making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation	Not applicable.

São Paulo (SP), July 25, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations